AVALON RARE METALS INC.

COMMON SHARES

SALES AGREEMENT

September 24, 2013

Cowen and Company, LLC

599 Lexington Avenue

New York, NY 10022

Ladies and Gentlemen:

Avalon Rare Metals Inc. (the “Company”) confirms its agreement (this “Agreement”) with Cowen and Company, LLC (“Cowen”) as follows:

1.          Issuance and Sale of Shares. The Company agrees that, from time to time during the term of this Agreement, on the terms and subject to the conditions set forth herein, it may issue and sell through Cowen, acting as agent and/or principal, common shares, no par value, of the Company (the “Common Shares”), having an aggregate offering price of up to US$25,000,000; provided that the market value of Common Shares distributed under any single Prospectus Supplement (as defined below) shall not exceed 10% of the aggregate market value of the outstanding Common Shares as of the date specified in Section 9.1 of National Instrument 44-102 Shelf Distributions ("NI 44-102"), which shall be calculated in accordance with Section 9.2 of NI 44-102. Notwithstanding anything to the contrary contained herein, the parties hereto agree that compliance with the limitation set forth in this Section 1 on the number of Common Shares issued and sold under this Agreement and under any single Prospectus Supplement shall be the sole responsibility of the Company, and Cowen shall have no obligation in connection with such compliance. The issuance and sale of Common Shares through Cowen will be effected pursuant to the Registration Statement (as defined below) filed by the Company and declared effective by the Securities and Exchange Commission (the “Commission”), although nothing in this Agreement shall be construed as requiring the Company to use the Registration Statement (as defined below) to issue the Common Shares.

The Company has prepared and filed with the Ontario Securities Commission (the “Reviewing Authority”) in accordance with the applicable securities laws of each of the provinces and territories of Canada, other than Quebec (the “Qualifying Jurisdictions”), and the respective applicable rules and regulations under such laws, together with applicable published national, multilateral and local policy statements, instruments, notices and blanket orders of the securities regulatory authorities (“Canadian Qualifying Authorities”) in each of the Qualifying Jurisdictions (collectively, “Canadian Securities Laws”), a preliminary short-form base shelf prospectus, dated August 21, 2013, in respect of offers and sales, from time to time, of up to US$500,000,000 of Common Shares, warrants and units comprised of Common Shares and warrants (collectively, the “Shelf Securities”) and a final short-form base shelf prospectus, dated September 10, 2013, in respect of offers and sales, from time to time, of the Shelf Securities; the Reviewing Authority has issued a receipt (a “Receipt”) as the principal regulator under Multilateral Instrument 11-102 Passport System, and each of the other Canadian Qualifying Authorities is deemed to have issued a Receipt under National Policy 11-202 Process for Prospectus Reviews in Multiple Jurisdictions in respect of each such short-form base shelf prospectus (the final short-form base shelf prospectus, as most recently amended, if applicable, filed with the Reviewing Authority on or before the date of this Agreement for which a Receipt has been obtained, is hereinafter referred to as the “Canadian Base Prospectus”). As used herein, “Canadian Prospectus Supplement” means the most recent prospectus supplement relating to the Common Shares to be issued and sold pursuant to this Agreement, to be filed by the Company with the Reviewing Authority in accordance with Canadian Securities Laws, in the form furnished by the Company to Cowen; and “Canadian Prospectus” means the Canadian Prospectus Supplement (and any additional Canadian prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Reviewing Authority in accordance with Canadian Securities Laws) together with the Canadian Base Prospectus.

The Company has filed, in accordance with the provisions of the Securities Act of 1933, as amended, and the rules and regulations thereunder (collectively, the “Securities Act”), with the Commission a registration statement on Form F-10 (File No. 333-190771), including a base prospectus, relating to the Shelf Securities (such registration statement, as amended when it became effective, including all documents filed as part thereof or incorporated by reference therein, is herein referred to as the "Registration Statement"). The Company has also filed with the Commission an appointment of agent for service of process on Form F-X (the "Form F-X") in conjunction with the filing of the Registration Statement. As used herein, "U.S. Base Prospectus" means the base prospectus relating to the Shelf Securities contained in the Registration Statement at the time the Registration Statement became effective; "U.S. Prospectus Supplement" means the most recent prospectus supplement relating to the Common Shares, to be filed by the Company with the Commission pursuant to General Instruction II.L of Form F-10 in connection with a public offering or sale of Common Shares pursuant hereto, in the form furnished by the Company to Cowen; "U.S. Prospectus" means the U.S. Prospectus Supplement (and any additional U.S. prospectus supplement prepared in accordance with the provisions of this Agreement and filed with the Commission in accordance with General Instruction II.L of Form F-10) together with the U.S. Base Prospectus and together with any "issuer free writing prospectus," as defined in Rule 433 under the Securities Act ("Rule 433") relating to the Common Shares that (i) is required to be filed with the Commission by the Company or (ii) is exempt from filing pursuant to Rule 433(d)(5)(i), in each case in the form filed or required to be filed with the Commission or, if not required to be filed, in the form retained in the Company's records pursuant to Rule 433(g).

As used herein, “Base Prospectuses” means, collectively, the Canadian Base Prospectus and the U.S. Base Prospectus; “Prospectus Supplements” means, collectively, the Canadian Prospectus Supplement and the U.S. Prospectus Supplement; and “Prospectuses” means, collectively, the Canadian Prospectus and the U.S. Prospectus. Any reference herein to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses or any amendment or supplement thereto shall be deemed to refer to and include the documents incorporated by reference therein, and any reference herein to the terms “amend,” “amendment” or “supplement” with respect to the Registration Statement, the Base Prospectuses, the Prospectus Supplements or the Prospectuses shall be deemed to refer to and include the filing or furnishing of any document with or to the Commission or Canadian Qualifying Authorities, as applicable, on or after the effective date of the Registration Statement or the date of the Base Prospectuses, the Prospectus Supplements or the Prospectuses, as the case may be, and deemed to be incorporated by reference therein. For purposes of this Agreement, all references to the Canadian Base Prospectus, the Canadian Prospectus Supplement and the Canadian Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with any Canadian Qualifying Jurisdiction pursuant to the System for Electronic Document Analysis and Retrieval ("SEDAR") and all references to the Registration Statement, the U.S. Base Prospectus, the U.S. Prospectus Supplement and the U.S. Prospectus or any amendment or supplement thereto shall be deemed to include any copy filed with the Commission pursuant to either the Electronic Data Gathering Analysis and Retrieval System (“EDGAR”).

2.          Placements. Each time that the Company wishes to issue and sell the Common Shares hereunder (each, a “Placement”), it will notify Cowen by email notice (or other method mutually agreed to in writing by the parties) (a “Placement Notice”) containing the parameters in accordance with which it desires the Common Shares to be sold, which shall at a minimum include the number of Common Shares to be issued (the “Placement Shares”), the time period during which sales are requested to be made, any limitation on the number of Common Shares that may be sold in any one Trading Day (as defined in Section 3) and any minimum price below which sales may not be made, a form of which containing such minimum sales parameters necessary is attached hereto as Schedule 1. The Placement Notice shall originate from any of the individuals from the Company set forth on Schedule 2 (with a copy to each of the other individuals from the Company listed on such schedule), and shall be addressed to each of the individuals from Cowen set forth on Schedule 2, as such Schedule 2 may be amended from time to time. The Placement Notice shall be effective upon receipt by Cowen unless and until (i) in accordance with the notice requirements set forth in Section 4, Cowen declines to accept the terms contained therein for any reason, in its sole discretion, (ii) the entire amount of the Placement Shares have been sold, (iii) in accordance with the notice requirements set forth in Section 4, the Company suspends or terminates the Placement Notice, (iv) the Company issues a subsequent Placement Notice with parameters superseding those on the earlier dated Placement Notice or (v) the Agreement has been terminated under the provisions of Section 11. The amount of any discount, commission or other compensation to be paid by the Company to Cowen in connection with the sale of the Placement Shares shall be calculated in accordance with the terms set forth in Schedule 3. It is expressly acknowledged and agreed that neither the Company nor Cowen will have any obligation whatsoever with respect to a Placement or any Placement Shares unless and until the Company delivers a Placement Notice to Cowen and Cowen does not decline such Placement Notice pursuant to the terms set forth above, and then only upon the terms specified therein and herein. In the event of a conflict between the terms of this Agreement and the terms of a Placement Notice, the terms of the Placement Notice will control.

3.          Sale of Placement Shares by Cowen. Subject to the terms and conditions herein set forth, upon the Company’s issuance of a Placement Notice, and unless the sale of the Placement Shares described therein has been declined, suspended, or otherwise terminated in accordance with the terms of this Agreement, Cowen, for the period specified in the Placement Notice, will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable state and federal laws, rules and regulations and the rules of the NYSE MKT, LLC (“NYSE MKT”) to sell such Placement Shares up to the amount specified, and otherwise in accordance with the terms of such Placement Notice. Cowen will provide written confirmation to the Company (including by email correspondence to each of the individuals of the Company set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) no later than the opening of the Trading Day (as defined below) immediately following the Trading Day on which it has made sales of Placement Shares hereunder setting forth the number of Placement Shares sold on such day, the compensation payable by the Company to Cowen pursuant to Section 2 with respect to such sales, and the Net Proceeds (as defined below) payable to the Company, with an itemization of the deductions made by Cowen (as set forth in Section 5(a)) from the gross proceeds that it receives from such sales. Cowen may sell Placement Shares by any method permitted by law deemed to be an “at-the-market distribution” under NI 44-102, including without limitation sales made through the NYSE MKT, on any other existing trading market for the Common Shares in the United States or to or through a market maker. If expressly authorized by the Company in a Placement Notice, Cowen may also sell Placement Shares in privately negotiated transactions in the United States, subject to any required pre-clearance of any such transactions by the TSX (as defined below). Notwithstanding the provisions of Section 6(yy), Cowen shall not purchase Placement Shares for its own account as principal unless expressly authorized to do so by the Company in a Placement Notice. The Company acknowledges and agrees that (i) there can be no assurance that Cowen will be successful in selling Placement Shares and (ii) Cowen will incur no liability or obligation to the Company or any other person or entity if it does not sell Placement Shares for any reason other than a failure by Cowen to use its commercially reasonable efforts consistent with its normal trading and sales practices to sell such Placement Shares as required under this Section 3. As sales agent, Cowen will not engage in any transactions that stabilize the price of the Common Shares during the term of this Agreement. No underwriter or dealer involved in the distribution of Common Shares hereunder, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Common Shares. For the purposes hereof, “Trading Day” means any day on which Common Shares are purchased and sold on the principal market on which the Common Shares are listed or quoted in the United States.

4.          Suspension of Sales.

(a)        The Company or Cowen may, upon notice to the other party in writing (including by email correspondence to each of the individuals of the other party set forth on Schedule 2, if receipt of such correspondence is actually acknowledged by any of the individuals to whom the notice is sent, other than via auto-reply) or by telephone (confirmed immediately by verifiable facsimile transmission or email correspondence to each of the individuals of the other party set forth on Schedule 2), suspend any sale of Placement Shares; provided, however, that such suspension shall not affect or impair either party’s obligations with respect to any Placement Shares sold hereunder prior to the receipt of such notice. Each of the parties agrees that no such notice under this Section 4 shall be effective against the other unless it is made to one of the individuals named on Schedule 2 hereto, as such schedule may be amended from time to time.

(b)        Notwithstanding any other provision of this Agreement, during any period in which the Company’s is in possession of material non-public information, the Company and Cowen agree that (i) no sale of Placement Shares will take place, (ii) the Company shall not request the sale of any Placement Shares and (iii) Cowen shall not be obligated to sell or offer to sell any Placement Shares.

5.          Settlement.

(a)        Settlement of Placement Shares. Unless otherwise specified in the applicable Placement Notice, settlement for sales of Placement Shares will occur on the third (3rd) Trading Day (or such earlier day as is industry practice for regular-way trading) following the date on which such sales are made (each, a “Settlement Date” and the first such settlement date, the “First Delivery Date”). The amount of proceeds to be delivered to the Company on a Settlement Date against receipt of the Placement Shares sold (the “Net Proceeds”) will be equal to the aggregate sales price received by Cowen at which such Placement Shares were sold, after deduction for (i) Cowen’s commission, discount or other compensation for such sales payable by the Company pursuant to Section 2 hereof, (ii) any other amounts due and payable by the Company to Cowen hereunder pursuant to Section 7(i) (Expenses) hereof and (iii) any transaction fees imposed by any governmental or self-regulatory organization in respect of such sales.

(b)        Delivery of Placement Shares. On or before each Settlement Date, the Company will, or will cause its transfer agent to, electronically transfer the Placement Shares being sold by crediting Cowen’s or its designee’s account (provided Cowen shall have given the Company written notice of such designee prior to the Settlement Date) at The Depository Trust Company through its Deposit and Withdrawal at Custodian System or by such other means of delivery as may be mutually agreed upon by the parties hereto which in all cases shall be freely tradeable, transferable, registered shares in good deliverable form. On each Settlement Date, Cowen will deliver the related Net Proceeds in same day funds to an account designated by the Company on, or prior to, the Settlement Date. The Company agrees that if the Company, or its transfer agent (if applicable), defaults in its obligation to deliver Placement Shares on a Settlement Date, the Company agrees that in addition to and in no way limiting the rights and obligations set forth in Section 9(a) (Indemnification and Contribution) hereto, it will (i) hold Cowen harmless against any loss, claim, damage, or expense (including reasonable legal fees and expenses), as incurred, arising out of or in connection with such default by the Company and (ii) pay to Cowen any commission, discount, or other compensation to which it would otherwise have been entitled absent such default; provided, however, that without limiting Section 9(a) herein, the Company shall not be obligated to pay to Cowen any commission, discount or other compensation on any Placement Shares that are not timely delivered due to (i) a suspension or material limitation in trading in securities generally on the NYSE MKT or (ii) a material disruption in securities settlement or clearance services in the United States.

6.          Representations and Warranties of the Company. The Company represents and warrants to, and agrees with, Cowen that as of the date of this Agreement and as of each Applicable Time (as defined in Section 21(a)):

(a)        At the time the Company filed the Canadian Base Prospectus, the Company was eligible to file a short-form base shelf prospectus with the Reviewing Authority. The Reviewing Authority has issued a Receipt in respect of the Canadian Base Prospectus. No order suspending the distribution of the Common Shares or any other securities of the Company has been issued by any Canadian Qualifying Authority and no proceedings for that purpose have been initiated or are pending or, to the best of the Company's knowledge, are contemplated or threatened by any Canadian Qualifying Authority, and any request made to the Company on the part of any Canadian Qualifying Authority for additional information has been complied with.

(b)        The Company meets the general eligibility requirements for use of Form F-10 under the Securities Act. The Registration Statement has become effective pursuant to Rule 467(b) under the Securities Act. The Company has complied to the Commission’s satisfaction with all requests of the Commission for additional or supplemental information. No stop order suspending the effectiveness of the Registration Statement is in effect and no proceedings for that purpose have been initiated or are pending or, to the best of the Company's knowledge, are contemplated or threatened by the Commission, and any request made to the Company on the part of the Commission for additional information has been complied with.

(c)        The Canadian Prospectus when filed complied and, as amended or supplemented, if applicable, will comply in all material respects with Canadian Securities Laws. The Canadian Prospectus, as amended or supplemented, as of its date, did not and, as of each of the Settlement Dates, if any, will not contain any untrue statement of a material fact (as defined in the Securities Act (Ontario)) or omit to state a material fact (as defined in the Securities Act (Ontario)) necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The Canadian Prospectus, as amended or supplemented, as of its date, did and, as of each of the Settlement Dates, if any, will contain full, true and plain disclosure of all material facts relating to the Common Shares and to the Company. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Canadian Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to Cowen furnished to the Company in writing by Cowen expressly for use therein.

(d)        Each document filed or to be filed with the Canadian Qualifying Authorities and incorporated by reference into the Canadian Prospectus or any amendment or supplement thereto complied, as at the applicable filing date, or will comply when so filed, in all material respects with the requirements of Canadian Securities Laws.

(e)        The U.S. Prospectus when filed complied and, as amended or supplemented, if applicable, will comply in all material respects with the Securities Act. Each of the Registration Statement and any post-effective amendment thereto, at the time it became effective, complied and, as of each of the Settlement Dates, if any, will comply in all material respects with the Securities Act and did not and, as of each of the Settlement Dates, if any, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading. The U.S. Prospectus, as amended or supplemented, as of its date, did not and, as of each of the Settlement Dates, if any, will not contain any untrue statement of a material fact or omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties set forth in the two immediately preceding sentences do not apply to statements in or omissions from the Registration Statement or any post-effective amendment thereto, or the U.S. Prospectus, or any amendments or supplements thereto, made in reliance upon and in conformity with information relating to Cowen furnished to the Company in writing by Cowen expressly for use therein.

(f)         The Company has delivered to Cowen one complete copy of each of the Canadian Base Prospectus and the Registration Statement and a copy of each consent and certificate of experts filed as a part thereof, and conformed copies of the Canadian Base Prospectus, the Registration Statement (without exhibits) and the Prospectuses, as amended or supplemented, in such quantities and at such places as Cowen has reasonably requested.

(g)        The Company has not distributed and will not distribute, prior to the completion of Cowen’s distribution of the Common Shares, any offering material in connection with the offering and sale of the Common Shares in connection with this Agreement other than the Prospectuses or the Registration Statement.

(h)        The Company has been duly continued and is validly existing as a corporation in good standing under the laws of Canada with full corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Prospectuses, and is duly qualified to do business as an extra-provincial corporation and is in good standing under the laws of each jurisdiction which requires such qualification.

(i)         The only subsidiaries of the Company are Avalon Rare Metals Processing Inc., Avalon Rare Metals Processing LLC, Nolava Minerals Inc., 8110131 Canada Inc. and Avalon Rare Metals Ltd. (together, the "Subsidiaries"). None of the Subsidiaries carries on any significant operations and the aggregate book value of assets held by the Subsidiaries is less than US$5,000,000.

(j)         The Company's authorized equity capitalization is as set forth in the Prospectuses; the share capital of the Company conforms in all material respects to the description thereof contained in the Prospectuses; the outstanding Common Shares have been duly authorized and validly issued and are fully paid and non-assessable. There are no authorized or outstanding options, warrants, preemptive rights, rights of first refusal or other rights to purchase, or equity or debt securities convertible into or exchangeable or exercisable for, any capital stock of the Company or any of its subsidiaries other than those accurately described in all material respects in the Prospectuses. The description of the Company’s option, bonus and other share plans or arrangements, and the options or other rights granted thereunder, set forth in the Prospectuses accurately and fairly presents in all material respects the information required to be shown with respect to such plans, arrangements, options and rights.

(k)        The Common Shares to be sold by Cowen, acting as agent and/or principal for the Company, have been duly authorized for issuance and sale pursuant to this Agreement and, when issued and delivered by the Company to Cowen pursuant to this Agreement, will be validly issued, fully paid and non-assessable.

(l)         There is no franchise, contract or other document of a character required to be described in the Registration Statement or the Prospectuses, or to be filed as an exhibit to the Registration Statement, which is not described or filed as required.

(m)       This Agreement has been duly authorized, executed and delivered by, and is a valid and binding agreement of, the Company, enforceable in accordance with its terms, except as rights to indemnification hereunder may be limited by applicable law and except as the enforcement hereof may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights and remedies of creditors or by general equitable principles.

(n)        The Company is not and, after giving effect to the offering and sale of the Common Shares and the application of the proceeds thereof as described in the Prospectuses, will not be an "investment company" as defined in the Investment Company Act of 1940, as amended (the "Investment Company Act").

(o)        No consent, approval, authorization, filing with or order of any court or governmental agency or body is required in connection with the transactions contemplated herein, except such as have been obtained under the Securities Act and Canadian Securities Laws, and such as may be required under the blue sky laws of any jurisdiction or the rules and regulations of FINRA (as defined below), the NYSE MKT or the TSX in connection with the purchase and distribution of the Common Shares by Cowen in the manner contemplated herein and in the Prospectuses.

(p)        Neither the issue and sale of the Common Shares nor the consummation of any other of the transactions herein contemplated nor the fulfillment of the terms hereof will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company or any of the Subsidiaries pursuant to, (i) the constating documents of the Company or any of the Subsidiaries, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which the Company or any of the Subsidiaries is a party or bound or to which its or their property is subject or (iii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company or any of the Subsidiaries of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of the Subsidiaries or any of their respective properties.

(q)        No holders of securities of the Company have rights to the registration of such securities under the Registration Statement or the qualification of such securities under the Canadian Prospectus.

(r)        The comparative consolidated historical financial statements of the Company and its consolidated subsidiaries included in the Prospectuses and the Registration Statement present fairly the financial condition, results of operations and cash flows of the Company as of the dates and for the periods indicated, comply as to form with the applicable accounting requirements of the Securities Act, the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder (collectively, the "Exchange Act"), and applicable Canadian Securities Laws and have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board, applied on a consistent basis throughout the periods involved (except as otherwise noted therein). There has been no material change in accounting policies or practices of the Company since August 31, 2012. There are no "significant acquisitions", "significant dispositions" or "significant probable acquisitions" for which the Company is required, pursuant to Canadian Securities Laws, to include additional financial disclosure in the Prospectuses.

(s)        No action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of the Subsidiaries or its or their property is pending or, to the best knowledge of the Company, threatened that (i) could reasonably be expected to have a material adverse effect on the performance of this Agreement or the consummation of any of the transactions contemplated hereby or (ii) could reasonably be expected to have a material adverse effect on the condition (financial or otherwise), prospects, earnings, business or properties of the Company and the Subsidiaries, taken as a whole, whether or not arising from transactions in the ordinary course of business ("Material Adverse Effect").

(t)         The Company owns or leases all such properties and assets as are necessary to the conduct of its operations as presently conducted free and clear of all liens, charges, encumbrances and security interests of any nature or kind.

(u)        All interests of the Company in material mining claims, concessions, mining leases, exploitation or extraction rights or other property interests or rights or similar rights ("Mining Claims") are completely and accurately described in all material respects in the Prospectuses and are in good standing, are valid and enforceable, are free and clear of any material liens or charges, and no royalty is payable in respect of any of them, except as disclosed in the Prospectuses (exclusive of any amendment or supplement thereto); there are no expropriations or similar proceedings or challenges to title or ownership, actual or threatened, of which the Company is aware or has received notice against the Mining Claims or any part thereof. Except as disclosed in the Prospectuses (exclusive of any amendment or supplement thereto), no other property rights are necessary for the conduct of the Company's business as presently conducted, and there are no material restrictions on the ability of the Company to use, transfer or otherwise exploit any such property rights except as required by applicable law. The Company has no reason to believe that it will not be able to obtain or acquire such property rights as may be necessary to develop and operate its existing projects. Except as disclosed in the Prospectuses (exclusive of any amendment or supplement thereto), the Mining Claims held by the Company cover the properties required by the Company for such purposes described therein.

(v)        The information relating to estimates by the Company of the proven and probable reserves and the measured, indicated and inferred resources associated with its Nechalacho Rare Earth Elements Project contained in the Prospectuses has been prepared in all material respects in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The Company believes that all of the assumptions underlying such reserve and resource estimates are reasonable and appropriate, and believes that the projected production and operating results relating to its Nechalacho Rare Earth Elements Project summarized in the Prospectuses are achievable by the Company. The Company has duly filed with the applicable regulatory authorities all reports required by NI 43-101, and all such reports comply with requirements of such instrument in all material respects.

(w)       The Company is not in violation or default of (i) any provision of its constating documents, (ii) the terms of any indenture, contract, lease, mortgage, deed of trust, note agreement, loan agreement or other agreement, obligation, condition, covenant or instrument to which it is a party or bound or to which its property is subject, or (iii) any statute, law, rule, regulation, judgment, order or decree of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its properties, which, in the case of clauses (ii) or (iii), could be reasonably expected to have a Material Adverse Effect.

(x)        McCarney Greenwood LLP Chartered Accountants, who have audited certain financial statements of the Company and its consolidated subsidiaries and delivered their report with respect to the audited consolidated financial statements included or incorporated by reference in the Registration Statement and the Prospectuses, are independent public accountants with respect to the Company within the meaning of the Securities Act and the Exchange Act and the applicable published rules and regulations thereunder and are independent with respect to the Company as required by Canadian Securities Laws. There has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) with the auditors of the Company nor any event which has led the Company's current or former auditors to threaten to resign. The audit committee of the Company is comprised and operates in accordance with the requirements of National Instrument 52-110 – Audit Committees.

(y)        There are no transfer taxes or other similar fees or charges under Canadian or U.S. federal law or the laws of any state, province, territory or any political subdivision thereof, required to be paid in connection with the execution and delivery of this Agreement or the issuance by the Company or sale by the Company of the Common Shares.

(z)        No stamp duty, registration or documentary taxes, duties or similar charges are payable under the federal laws of Canada or the laws of any province in connection with the creation, issuance, sale and delivery by the Company of the Common Shares or the authorization, execution, delivery and performance of this Agreement.

(aa)      Except as described in the Prospectuses, no dispute between the Company and any local, native, aboriginal or indigenous group exists or, to the knowledge of the Company, is threatened or imminent that could reasonably be expected to have a Material Adverse Effect.

(bb)     Each of the Company and the Subsidiaries has filed all Canadian, U.S., foreign, state, provincial and local tax returns that are required to be filed or has requested extensions thereof (except in any case in which the failure so to file would not have a Material Adverse Effect) and has paid all taxes required to be paid by it and any other assessment, fine or penalty levied against it, to the extent that any of the foregoing is due and payable, except for any such assessment, fine or penalty that is currently being contested in good faith or as would not have a Material Adverse Effect.

(cc)      No labor problem or dispute with the employees of the Company exists or is threatened or imminent, and the Company is not aware of any existing or imminent labor disturbance by the employees of any of its principal suppliers or contractors, that could have a Material Adverse Effect.

(dd)     The Company is insured by insurers of recognized financial responsibility against such losses and risks and in such amounts as are prudent and customary in the businesses in which it is engaged; all policies of insurance insuring the Company or its business, assets, employees, officers and directors are in full force and effect; the Company is in compliance with the terms of such policies and instruments in all material respects; and there are no claims by the Company under any such policy or instrument as to which any insurance company is denying liability or defending under a reservation of rights clause; the Company has not been refused any insurance coverage sought or applied for; and the Company does not have any reason to believe that it will not be able to renew its existing insurance coverage as and when such coverage expires or to obtain similar coverage from similar insurers as may be necessary to continue its business at a cost that would not have a Material Adverse Effect.

(ee)      No Subsidiary is currently prohibited, directly or indirectly, from paying any dividends to the Company, from making any other distribution on such Subsidiary’s capital stock, from repaying to the Company any loans or advances to such Subsidiary from the Company or from transferring any of such Subsidiary’s property or assets to the Company or any other Subsidiary.

(ff)       The Company possesses all licenses, certificates, permits, approvals and other authorizations issued by all applicable federal, provincial, state, local or foreign regulatory authorities necessary to conduct its business, and the Company has not received any notice of proceedings relating to the revocation or modification of any such certificate, authorization, permit or approval which, singly or in the aggregate, if the subject of an unfavorable decision, ruling or finding, would have a Material Adverse Effect.

(gg)     The statistical, industry and market-related data included in the Prospectuses is based on or derived from sources that the Company believes to be reliable and accurate, and such data agrees with the sources from which it is derived.

(hh)     The Company maintains a system of internal accounting controls sufficient to provide reasonable assurance that (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with generally accepted accounting principles and to maintain asset accountability; (iii) access to assets is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences. The Company has concluded that its internal control over financial reporting is effective and the Company is not aware of any material weakness in its internal control over financial reporting. Since August 31, 2012, there has been no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

(ii)        The Company maintains "disclosure controls and procedures" (as such term is defined in Rule 13a-15(e) under the Exchange Act) and the Company has concluded that such disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms; the Company maintains disclosure controls and procedures as contemplated by the certifications required under Form 52-109F1 and Form 52-109F2 under National Instrument 52-109 — Certification of Disclosures in Issuer’s Annual and Interim Filings and the Company has concluded that such controls and procedures are effective to provide reasonable assurances that all material information concerning the Company is made known, on a timely basis, to the individuals responsible for the preparation of Company's filings with the Canadian Qualifying Authorities.

(jj)        The Company has not taken and will not take, directly or indirectly, any action designed to or that would constitute or that might reasonably be expected to cause or result in, under the Exchange Act, Canadian Securities Laws or otherwise, stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Common Shares.

(kk)      The Company (i) is in compliance, in all material respects, with any and all applicable foreign, federal, state, provincial and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants ("Environmental Laws"), (ii) has received and is in compliance, in all material respects, with all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its business and (iii) has not received notice of any actual or potential liability under any Environmental Law. The Company has not been named as a "potentially responsible party" under the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended.

(ll)        In the ordinary course of its business, the Company periodically reviews the effect of Environmental Laws on the business, operations and properties of the Company, in the course of which it identifies and evaluates associated costs and liabilities (including, without limitation, any capital or operating expenditures required for clean-up, closure of properties or compliance with Environmental Laws, or any permit, license or approval, any related constraints on operating activities and any potential liabilities to third parties). On the basis of such review, the Company has reasonably concluded that such associated costs and liabilities would not, singly or in the aggregate, have a Material Adverse Effect.

(mm)    Each benefit and compensation plan, agreement, policy and arrangement that is maintained, administered or contributed to by the Company for current or former employees or directors of, or independent contractors with respect to, the Company has been maintained in compliance with its terms and the requirements of any applicable statutes, orders, rules and regulations and the Company has complied in all material respects with all applicable statutes, orders, rules and regulations in regard to such plans, agreements, policies and arrangements.

(nn)     There is and has been no failure on the part of the Company and any of the Company’s directors or officers, in their capacities as such, to comply with any provision of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith that are applicable to the Company, including Section 402 relating to loans and Sections 302 and 906 relating to certifications.

(oo)     Neither the Company nor any of the Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of the Subsidiaries is aware of or has taken any action, directly or indirectly, that would result in a violation by such persons of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder (the "FCPA") or the Corruption of Foreign Public Officials Act (Canada) (the "CFPOA"), including, without limitation, making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any "foreign official" (as such term is defined in the FCPA or the CFPOA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA; and the Company, the Subsidiaries and, to the knowledge of the Company, its affiliates have conducted their businesses in compliance with the FCPA and the CFPOA and have instituted and maintain policies and procedures designed to ensure, and which are reasonably expected to continue to ensure, continued compliance therewith.

(pp)     The operations of the Company and the Subsidiaries are and have been conducted at all times in compliance with applicable financial recordkeeping and reporting requirements and the money laundering statutes and the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any applicable governmental agency (collectively, the "Money Laundering Laws") and no action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator involving the Company or any of its Subsidiaries with respect to the Money Laundering Laws is pending or, to the best knowledge of the Company, threatened.

(qq)     Neither the Company nor any of the Subsidiaries nor, to the knowledge of the Company, any director, officer, agent, employee or affiliate of the Company or any of the Subsidiaries is currently subject to any sanctions administered by the Office of Foreign Assets Control of the U.S. Treasury Department ("OFAC"); and the Company will not directly or indirectly use the proceeds of the offering, or lend, contribute or otherwise make available such proceeds to any subsidiary, joint venture partner or other person or entity, for the purpose of financing the activities of any person currently subject to any U.S. sanctions administered by OFAC.

(rr)       The Company owns, possesses, licences or has other rights to use, on reasonable terms, all patents, patent applications, trade and service marks, trade and service mark registrations, trade names, copyrights, licenses, inventions, trade secrets, technology, know how and other intellectual property necessary for the conduct of the Company's business as now conducted or as proposed in the Prospectuses to be conducted, except where such failure could not reasonably be expected to have a Material Adverse Effect.

(ss)      The Company (i) does not have any material lending or other relationship with any bank or lending affiliate of Cowen and (ii) does not intend to use any of the proceeds from the sale of the Common Shares to repay any outstanding debt owed to any affiliate of Cowen.

(tt)       The Company is a reporting issuer under the securities laws of each of the provinces and territories in Canada, other than Québec, that recognizes the concept of reporting issuer and is not on the list of defaulting reporting issuers maintained by the applicable authorities in each such province or territory that maintains such a list; the Company is subject to the reporting requirements of the Exchange Act and is current in its filings thereunder; the Company is in compliance in all material respects with its obligations under the rules of the TSX and the NYSE MKT; and the Company has not filed any confidential material changes reports which remain confidential at the date hereof.

(uu)     TMX Equity Transfer Services Inc. at its principal offices in the city of Toronto is the duly appointed registrar and transfer agent of the Company with respect to the outstanding Common Shares, and Registrar and Transfer Company at its principal office in Cranford, New Jersey is the duly appointed U.S. co-transfer agent of the Company with respect to the outstanding Common Shares.

(vv)     Each stock option granted under any stock option plan of the Company (each, a "Stock Plan") was granted with a per share exercise price no less than the market price per common share on the grant date of such option in accordance with the rules of the TSX, and no such grant involved any "back-dating," "forward-dating" or similar practice with respect to the effective date of such grant; each such option (i) was granted in compliance in all material respects with applicable laws and with the applicable Stock Plan(s), (ii) was duly approved by the board of directors (or a duly authorized committee thereof) of the Company, and (iii) has been properly accounted for in the Company's financial statements and disclosed, to the extent required, in the Company's filings or submissions with the Commission, the Canadian Qualifying Authorities, the NYSE MKT and the TSX.

(ww)    Except as set forth in this Agreement, there is no broker, finder or other party that is entitled to receive from the Company any brokerage or finder’s fee or other fee or commission as a result of any transactions contemplated by this Agreement.

(xx)      The Company has not relied upon Cowen or legal counsel for Cowen for any legal, tax or accounting advice in connection with the offering and sale of the Common Shares.

(yy)     The Company acknowledges and agrees that Cowen has informed the Company that Cowen may, to the extent permitted under Canadian Securities Laws, the Securities Act and the Exchange Act, purchase and sell Common Shares for its own account while this Agreement is in effect.

Any certificate signed by an officer of the Company and delivered to Cowen or to counsel for Cowen shall be deemed to be a representation and warranty by the Company to Cowen as to the matters set forth therein.

The Company acknowledges that Cowen and, for purposes of the opinions to be delivered pursuant to Section 7 hereof, counsel to the Company and counsel to Cowen, will rely upon the accuracy and truthfulness of the foregoing representations and hereby consents to such reliance.

7.          Covenants of the Company. The Company covenants and agrees with Cowen that:

(a)        Filing of Prospectuses; Canadian Exemptive Relief. The Company will prepare the Prospectuses in a form approved by Cowen and will (i) file the Canadian Prospectus with the Reviewing Authority in accordance with applicable Canadian Securities Laws no later than the Reviewing Authority's close of business on the date of this Agreement and (ii) file the U.S. Prospectus with the Commission pursuant to General Instruction II.L of Form F-10 no later than the Commission's close of business on the date of this Agreement.

(b)        Amendments. After the date of this Agreement and during any period in which the U.S. Prospectus relating to any Placement Shares is required to be delivered by Cowen under the Securities Act (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), (i) the Company will notify Cowen promptly of the time when any subsequent amendment to the Canadian Base Prospectus or the Registration Statement, other than documents incorporated by reference, has been filed with any Canadian Qualifying Authority or the Commission, as applicable, and/or has become effective or where a receipt has been issued therefor or any subsequent supplement to a Prospectus has been filed and of any request by any Canadian Qualifying Authority or the Commission for any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus or for additional information, (ii) the Company will prepare and file with Canadian Qualifying Authorities and the Commission, promptly upon Cowen’s request, any amendments or supplements to the Canadian Base Prospectus, the Registration Statement or any Prospectus, as applicable, that, in Cowen’s reasonable opinion, may be necessary or advisable in connection with the distribution of the Placement Shares by Cowen (provided, however, that the failure of Cowen to make such request shall not relieve the Company of any obligation or liability hereunder, or affect Cowen’s right to rely on the representations and warranties made by the Company in this Agreement); (iii) the Company will not file any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus, other than documents incorporated by reference, relating to the Placement Shares or a security convertible into the Placement Shares unless a copy thereof has been submitted to Cowen within a reasonable period of time before the filing and Cowen has not reasonably objected thereto (provided, however, that the failure of Cowen to make such objection shall not relieve the Company of any obligation or liability hereunder, or affect Cowen’s right to rely on the representations and warranties made by the Company in this Agreement) and the Company will furnish to Cowen at the time of filing thereof a copy of any document that upon filing is deemed to be incorporated by reference into the Canadian Base Prospectus, the Registration Statement or any Prospectus, except for those documents available via SEDAR or EDGAR; and (iv) the Company will cause each amendment or supplement to the Canadian Prospectus, other than documents incorporated by reference, to be filed with Canadian Qualifying Authorities in accordance with applicable Canadian Securities Laws and will cause each amendment or supplement to the U.S. Prospectus, other than documents incorporated by reference, to be filed with the Commission as required pursuant to General Instruction II.L of Form F-10.

(c)        Notice of Orders. The Company will advise Cowen, promptly after it receives notice or obtains knowledge thereof, of the issuance or threatened issuance by the Commission of any order suspending the use of the Canadian Base Prospectus or any Canadian Prospectus Supplement or the effectiveness of the Registration Statement, of the suspension of the qualification or distribution of the Placement Shares for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any such purpose; and it will promptly use its commercially reasonable efforts to prevent the issuance of any stop order, cease trade order or any other order suspending the qualification or distribution of the Placement Shares or to obtain its withdrawal if such an order should be issued.

(d)        Delivery of Prospectus; Subsequent Changes. During any period in which the U.S. Prospectus relating to the Placement Shares is required to be delivered by Cowen under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will comply with all requirements imposed upon it by Canadian Securities Laws and the Securities Act, as from time to time in force, and will file or furnish on or before their respective due dates all reports and other documents required to be filed or furnished by the Company pursuant to applicable Canadian Securities Laws or pursuant to Sections 13(a), 13(c), 14, 15(d) or any other provision of or under the Exchange Act. If during such period any event occurs as a result of which any Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in the light of the circumstances then existing, not misleading, or if during such period it is necessary to amend or supplement the Canadian Base Prospectus, the Registration Statement or any Prospectus to comply with Canadian Securities Laws or the Securities Act, as applicable, the Company will promptly notify Cowen to suspend the offering of Placement Shares during such period and the Company will promptly amend or supplement the Canadian Base Prospectus, the Registration Statement or the Prospectuses (at the expense of the Company) so as to correct such statement or omission or effect such compliance.

(e)        Listing of Placement Shares. During any period in which the U.S. Prospectus relating to the Placement Shares is required to be delivered by Cowen under the Securities Act with respect to a pending sale of the Placement Shares (including in circumstances where such requirement may be satisfied pursuant to Rule 172 under the Securities Act), the Company will use its commercially reasonable efforts to cause the Placement Shares to be listed on the TSX and the NYSE MKT and to qualify the Placement Shares for sale under the securities laws of such jurisdictions as Cowen reasonably designates and to continue such qualifications in effect so long as required for the distribution of the Placement Shares; provided, however, that the Company shall not be required in connection therewith to qualify as a foreign corporation or dealer in securities or file a general consent to service of process in any jurisdiction.

(f)        Delivery of Base Prospectus, Registration Statement, Form F-X and Prospectuses. The Company will furnish to Cowen and its counsel (at the expense of the Company) copies of the Canadian Base Prospectus, the Registration Statement, the Form F-X, the Prospectuses (including all documents incorporated by reference therein) and all amendments and supplements to the Canadian Base Prospectus, the Registration Statement or the Prospectuses that are filed with Canadian Qualifying Authorities or the Commission during any period in which a Prospectus relating to the Placement Shares is required to be delivered under the Securities Act (including all documents filed with or furnished to Canadian Qualifying Authorities or the Commission, as applicable, during such period that are deemed to be incorporated by reference therein), in each case as soon as reasonably practicable and in such quantities as Cowen may from time to time reasonably request and, at Cowen’s request, will also furnish copies of the U.S. Prospectus to each U.S. exchange or market on which sales of the Placement Shares may be made; provided, however, that the Company shall not be required to furnish any document (other than the Prospectuses) to Cowen to the extent such document is available on SEDAR or EDGAR.

(g)        Earnings Statement. The Company will make generally available to its security holders as soon as practicable, but in any event not later than 15 months after the end of the Company’s current fiscal quarter, an earnings statement covering a 12-month period that satisfies the provisions of Section 11(a) and Rule 158 of the Securities Act.

(h)        PFIC Status. For each taxable year in which the Company is a "passive foreign investment company" as defined in Section 1297 of the Internal Revenue Code of 1986, the Company will provide holders of Common Shares that are U.S. taxpayers with, or post on the Company's website, the required information to enable such holders to make a qualified electing fund election under Section 1295 of the Internal Revenue Code of 1986 and the Treasury Regulations promulgated thereunder, and will satisfy all requirements described therein (which, for the avoidance of doubt, shall include providing a PFIC Annual Information Statement).

(i)         Expenses. The Company, whether or not the transactions contemplated hereunder are consummated or this Agreement is terminated, in accordance with the provisions of Section 11 hereunder, will pay the following expenses all incident to the performance of its obligations hereunder, including, but not limited to, expenses relating to (i) the preparation, printing and filing of the Canadian Base Prospectus and each amendment and supplement thereto, the Registration Statement and each amendment and supplement thereto and each Prospectus and each amendment and supplement thereto, (ii) the preparation, issuance and delivery of the Placement Shares, (iii) the qualification of the Placement Shares under securities laws in accordance with the provisions of Section 7(e) of this Agreement, including filing fees (provided, however, that any fees or disbursements of counsel for Cowen in connection therewith shall be paid by Cowen except as set forth in (vii) below), (iv) the printing and delivery to Cowen of copies of the Prospectuses and any amendments or supplements thereto and of this Agreement, (v) the fees and expenses incurred in connection with the listing or qualification of the Placement Shares for trading on the TSX and the NYSE MKT, (vi) filing fees and expenses, if any, of Canadian Qualifying Authorities, the Commission and the FINRA Corporate Financing Department ("FINRA") and (vii) the reasonable fees and disbursements of Canadian and U.S. legal counsel and other advisors of the Underwriters in an amount not to exceed US$140,000 plus an additional US$25,000 per fiscal quarter commencing with the fiscal quarter beginning September 1, 2013; provided that no quarterly fees will be payable pursuant to this clause (vii) for any fiscal quarter during which or for which the Company is not obligated to deliver a certificate in the form attached hereto as Exhibit 7(o); provided, further, that no additional fees will be payable pursuant to this clause (vii) for any fiscal quarter following the termination of this Agreement in accordance with Section 11 hereof.

(j)         Use of Proceeds. The Company will use the Net Proceeds as described in the Prospectuses in the section entitled “Use of Proceeds.”

(k)        Notice of Other Sales. During the pendency of any Placement Notice given hereunder, and for five trading days following the termination of any Placement Notice given hereunder, the Company shall provide Cowen notice as promptly as reasonably possible before it offers to sell, contracts to sell, sells, grants any option to sell or otherwise disposes of any Common Shares (other than Placement Shares offered pursuant to the provisions of this Agreement) or securities convertible into or exchangeable for Common Shares, warrants or any rights to purchase or acquire Common Shares; provided, that such notice shall not be required in connection with the (i) issuance, grant or sale of Common Shares, options to purchase Common Shares or Common Shares issuable upon the exercise of options or other equity awards pursuant to the any stock option, stock bonus or other stock plan or arrangement described in the Prospectuses, (ii) the issuance of securities in connection with an acquisition, merger or sale or purchase of assets, (iii) the issuance or sale of Common Shares pursuant to any dividend reinvestment plan that the Company may adopt from time to time provided the implementation of such is disclosed to Cowen in advance, (iv) any Common Shares issuable upon the exchange, conversion or redemption of securities or the exercise of warrants, options or other rights in effect or outstanding or (v) the issuance or grant of Common Shares or warrants, or Common Shares issuable upon the exercise of such warrants, pursuant to contracts existing on the date of this Agreement with Aboriginal groups.

(l)         Change of Circumstances. The Company will, at any time during a fiscal quarter in which the Company intends to tender a Placement Notice or sell Placement Shares, advise Cowen promptly after it shall have received notice or obtained knowledge thereof, of any information or fact that would alter or affect in any material respect any opinion, certificate, letter or other document provided to Cowen pursuant to this Agreement.

(m)       Due Diligence Cooperation. The Company will cooperate with any reasonable due diligence review conducted by Cowen or its agents in connection with the transactions contemplated hereby, including, without limitation, providing information and making available documents and senior corporate officers, during regular business hours and at the Company’s principal offices, as Cowen may reasonably request.

(n)        Filings Related to Placement of Placement Shares. The Company agrees to disclose in its quarterly reports, annual information form or annual financial statements / annual report on Form 40-F or 20-F and, if requested by Cowen, in prospectus supplements to be filed from time to time, the number of Placement Shares sold through Cowen, the Net Proceeds to the Company and the compensation payable by the Company to Cowen with respect to such Placement Shares.

(o)        Representation Dates; Certificate. On the date hereof and each time the Company (i) files a Prospectus relating to the Placement Shares or amends or supplements the Canadian Base Prospectus, the Registration Statement or any Prospectus relating to the Placement Shares by means of a post-effective amendment, sticker, or supplement but not by means of incorporation of document(s) by reference into the Canadian Base Prospectus, the Registration Statement or any Prospectus relating to the Placement Shares; (ii) files an annual report on Form 20-F or Form 40-F under the Exchange Act; (iii) files quarterly financial statements on Form 6-K under the Exchange Act; or (iv) files a report on Form 6-K containing amended financial information (other than an earnings release) under the Exchange Act (each date of filing of one or more of the documents referred to in clauses (i) through (iv) shall be a "Representation Date"); the Company shall furnish Cowen with a certificate, in the form attached hereto as Exhibit 7(o), within three (3) Trading Days of any Representation Date if requested by Cowen. The requirement to provide a certificate under this Section 7(o) shall be waived for any Representation Date occurring at a time at which no Placement Notice is pending, which waiver shall continue until the earlier to occur of the date the Company delivers a Placement Notice hereunder (which for such calendar quarter shall be considered a Representation Date) and the next occurring Representation Date; provided, however, that such waiver shall not apply for any Representation Date on which the Company files its annual report on Form 20-F or Form 40-F. Notwithstanding the foregoing, if the Company subsequently decides to sell Placement Shares following a Representation Date when the Company relied on such waiver and did not provide Cowen with a certificate under this Section 7(o), then before the Company delivers the Placement Notice or Cowen sells any Placement Shares, the Company shall provide Cowen with a certificate, in the form attached hereto as Exhibit 7(o), dated the date of the Placement Notice.

(p)        Legal Opinions. On the date hereof and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(o) for which no waiver is applicable, the Company shall cause to be furnished to Cowen written opinions of Dorsey & Whitney LLP, U.S. counsel for the Company ("Company U.S. Counsel"), and Cassels Brock & Blackwell LLP, Canadian counsel for the Company ("Company Canadian Counsel"), or other counsel satisfactory to Cowen, in form and substance satisfactory to Cowen and its counsel, dated the date that the opinion is required to be delivered, substantially similar to the form attached hereto as Exhibit 7(p)(i) and Exhibit 7(p)(ii), respectively, modified, as necessary, to relate to the Canadian Base Prospectus, the Registration Statement and the Prospectuses as then amended or supplemented; provided, however, that in lieu of such opinions for subsequent Representation Dates, counsel may furnish Cowen with a letter (a “Reliance Letter”) to the effect that Cowen may rely on a prior opinion delivered under this Section 7(p) to the same extent as if it were dated the date of such letter (except that statements in such prior opinion shall be deemed to relate to the Canadian Base Prospectus, the Registration Statement and the Prospectuses, as amended or supplemented at such Representation Date).

(q)        Title Opinion. On the date hereof and within three (3) Trading Days of (i) each time the Company files an annual report on Form 20-F or Form 40-F under the Exchange Act (other than in respect of the fiscal year ended August 31, 2013), (ii) any material change to the ownership or title of the Company to the Mining Claims in respect of the Nechalacho Rare Earth Elements Project or (iii) the determination by the Company that any other property is material to the Company, the Company shall cause to be furnished to Cowen a written opinion of McLennan Ross LLP (or other counsel satisfactory to Cowen) as to the ownership and title of the Company to the Mining Claims in respect of the Nechalacho Rare Earth Elements Project and any such other material property and with respect to such other matters related to the transactions contemplated hereby as may be reasonably requested by Cowen; provided, however, that the Company shall not be required to deliver such opinion if during such period the Company is not obligated to deliver a certificate in the form attached hereto as Exhibit 7(o) as a result of a waiver from such requirement.

(r)         Comfort Letter. On the date hereof and within three (3) Trading Days of each Representation Date with respect to which the Company is obligated to deliver a certificate in the form attached hereto as Exhibit 7(o) for which no waiver is applicable, the Company shall cause its independent accountants to furnish Cowen letters (the "Comfort Letters"), dated the date of the Comfort Letter is delivered, in form and substance satisfactory to Cowen, (i) confirming that they are an independent registered public accounting firm within the meaning of the Securities Act and the PCAOB and are independent with respect to the Company as required by Canadian Securities Laws, (ii) stating, as of such date, the conclusions and findings of such firm with respect to the financial information and other matters ordinarily covered by accountants’ “comfort letters” to Cowen in connection with registered public offerings (the first such letter, the “Initial Comfort Letter”) and (iii) updating the Initial Comfort Letter with any information that would have been included in the Initial Comfort Letter had it been given on such date and modified as necessary to relate to the Canadian Base Prospectus, the Registration Statement and the Prospectuses, as amended and supplemented to the date of such letter.

(s)        Market Activities. The Company will not, directly or indirectly, (i) take any action designed to cause or result in, or that constitutes or might reasonably be expected to constitute, the stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Common Shares or (ii) sell, bid for, or purchase the Common Shares to be issued and sold pursuant to this Agreement, or pay anyone any compensation for soliciting purchases of the Common Shares other than Cowen.

(t)         Insurance. The Company and its Subsidiaries shall maintain, or caused to be maintained, insurance in such amounts and covering such risks as is reasonable and customary for the business for which it is engaged.

(u)        Compliance with Laws. The Company and each of its Subsidiaries shall maintain, or cause to be maintained, all material permits, licenses and other authorizations required by federal, provincial, state and local law in order to conduct their businesses as described in the Prospectuses, and the Company and each of its Subsidiaries shall conduct their businesses, or cause their businesses to be conducted, in substantial compliance with such permits, licenses and authorizations and with applicable laws, except where the failure to maintain or be in compliance with such permits, licenses and authorizations could not reasonably be expected to have a Material Adverse Change.

(v)        Investment Company Act. The Company will conduct its affairs in such a manner so as to reasonably ensure that neither it nor the Subsidiaries will be or become, at any time prior to the termination of this Agreement, an “investment company,” as such term is defined in the Investment Company Act, assuming no change in the Commission’s current interpretation as to entities that are not considered an investment company.

(w)       Canadian Securities Laws, Securities Act and Exchange Act. The Company will use its best efforts to comply with all requirements imposed upon it by Canadian Securities Laws, the Securities Act and the Exchange Act as from time to time in force, so far as necessary to permit the continuance of sales of, or dealings in, the Placement Shares as contemplated by the provisions hereof and the Prospectuses.

(x)        No Offer to Sell. Other than a free writing prospectus (as defined in Rule 405 under the Securities Act) approved in advance by the Company and Cowen in its capacity as principal or agent hereunder, neither Cowen nor the Company (including its agents and representatives, other than Cowen in its capacity as such) will make, use, prepare, authorize, approve or refer to any written communication (as defined in Rule 405 under the Securities Act), required to be filed with the Commission, that constitutes an offer to sell or solicitation of an offer to buy Common Shares hereunder.

(y)        Sarbanes-Oxley Act / Dodd-Frank. The Company and the Subsidiaries will use their best efforts to comply with all effective applicable provisions of the Sarbanes-Oxley Act and The Dodd–Frank Wall Street Reform and Consumer Protection Act.

8.          Conditions to Cowen’s Obligations. The obligations of Cowen hereunder with respect to a Placement will be subject to the continuing accuracy and completeness of the representations and warranties made by the Company herein, to the due performance by the Company of its obligations hereunder, to the completion by Cowen of a due diligence review satisfactory to Cowen in its reasonable judgment, and to the continuing satisfaction (or waiver by Cowen in its sole discretion) of the following additional conditions:

(a)        Registration Statement Effective. The Registration Statement shall be effective and shall be available for (i) all sales of Placement Shares issued pursuant to all prior Placement Notices and (ii) the sale of all Placement Shares contemplated to be issued by any Placement Notice.

(b)        No Material Notices. None of the following events shall have occurred and be continuing: (i) receipt by the Company or any of its Subsidiaries of any request for additional information from any Canadian Qualifying Authority, the Commission or any other federal, provincial or state governmental authority during the period of effectiveness of the Canadian Base Prospectus and the Registration Statement, the response to which would require any post-effective amendments or supplements to the Canadian Base Prospectus, the Registration Statement or the Prospectuses; (ii) the issuance by any Canadian Qualifying Authority or the Commission or any other federal, provincial or state governmental authority of any stop order or other order suspending the use of the Canadian Base Prospectus or any Canadian Prospectus Supplement or the effectiveness of the Registration Statement or the initiation of any proceedings for that purpose; (iii) receipt by the Company of any notification with respect to the suspension of the qualification or exemption from qualification of any of the Placement Shares for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; (iv) the occurrence of any event that makes any material statement made in the Canadian Base Prospectus, the Registration Statement or the Prospectuses or any material document incorporated or deemed to be incorporated therein by reference untrue in any material respect or that requires the making of any changes in the Canadian Base Prospectus, the Registration Statement, the Prospectuses or such documents so that, in the case of the Registration Statement, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and, that in the case of each of the Canadian Base Prospectus and each Prospectus, it will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading and, that in the case of the Canadian Prospectus, it will contain full, true and plain disclosure of all material facts relating to the Company and the Common Shares.

(c)        No Misstatement or Material Omission. Cowen shall not have advised the Company that the Registration Statement or any Prospectus, or any amendment or supplement thereto, contains an untrue statement of fact that in Cowen’s reasonable opinion is material, or omits to state a fact that in Cowen’s opinion is material and is required to be stated therein or is necessary to make the statements therein not misleading.

(d)        Material Changes. Except as contemplated in the Prospectuses, or disclosed in the Company’s reports filed with or furnished to Canadian Qualifying Authorities and the Commission, there shall not have been any material adverse change, on a consolidated basis, in the authorized share capital of the Company or any Material Adverse Change or any development that could reasonably be expected to result in a Material Adverse Change, or any downgrading in or withdrawal of the rating assigned to any of the Company’s securities (other than asset backed securities) by any rating organization or a public announcement by any rating organization that it has under surveillance or review its rating of any of the Company’s securities (other than asset backed securities), the effect of which, in the case of any such action by a rating organization described above, in the reasonable judgment of Cowen (without relieving the Company of any obligation or liability it may otherwise have), is so material as to make it impracticable or inadvisable to proceed with the offering of the Placement Shares on the terms and in the manner contemplated in the Prospectuses.

(e)        Company Counsel Legal Opinions. Cowen shall have received the opinions of Company U.S. Counsel and Company Canadian Counsel required to be delivered pursuant Section 7(p) on or before the date on which such delivery of such opinion is required pursuant to Section 7(p).

(f)         Title Opinion. Cowen shall have received the opinion(s) required to be delivered pursuant to Section 7(q) on or before the date on which such delivery of such opinion(s) is required pursuant to Section 7(q).

(g)        Cowen Counsel Legal Opinion. Cowen shall have received from Skadden, Arps, Slate, Meagher & Flom LLP, United States counsel for Cowen, such opinions, on or before the date on which the delivery of the Company counsel legal opinions are required pursuant to Section 7(p), with respect to such matters as Cowen may reasonably require, and the Company shall have furnished to such counsel such documents as they request for enabling them to pass upon such matters.

(h)        Comfort Letter. Cowen shall have received the Comfort Letter required to be delivered pursuant Section 7(r) on or before the date on which such delivery of such Comfort Letter is required pursuant to Section 7(r).

(i)         Representation Certificate. Cowen shall have received the certificate required to be delivered pursuant to Section 7(o) on or before the date on which delivery of such certificate is required pursuant to Section 7(o).

(j)         Secretary’s Certificate. On or prior to the date hereof, Cowen shall have received a certificate, signed on behalf of the Company by its corporate Secretary, in form and substance satisfactory to Cowen and its counsel.

(k)        No Suspension. Trading in the Common Shares shall not have been suspended on TSX or the NYSE MKT.

(l)         FINRA. FINRA shall not have objected to the fairness or reasonableness of the terms or arrangements under this Agreement.

(m)       Other Materials. On each date on which the Company is required to deliver a certificate pursuant to Section 7(o), the Company shall have furnished to Cowen such appropriate further information, certificates and documents as Cowen may have reasonably requested. All such opinions, certificates, letters and other documents shall have been in compliance with the provisions hereof. The Company will furnish Cowen with such conformed copies of such opinions, certificates, letters and other documents as Cowen shall have reasonably requested.

(n)        Approval for Listing. The Placement Shares shall have been listed and admitted and authorized for trading on the NYSE MKT and shall have been conditionally approved for listing on the TSX, and satisfactory evidence of such actions shall have been provided to Cowen.

(o)        Agent for Service. The Company shall have furnished to Cowen satisfactory evidence of its due and valid authorization of National Registered Agents, Inc. as its agent to receive service of process in the United States pursuant to Section 16 hereof, and satisfactory evidence from National Registered Agents, Inc. accepting its appointment as such agent.

(p)        No Termination Event. There shall not have occurred any event that would permit Cowen to terminate this Agreement pursuant to Section 11(a).

9.          Indemnification and Contribution.

(a)        Company Indemnification. The Company agrees to indemnify and hold harmless Cowen, the directors, officers, partners, employees and agents of Cowen and each person, if any, who (i) controls Cowen within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act, or (ii) is controlled by or is under common control with Cowen (a “Cowen Affiliate”) from and against any and all losses, claims, liabilities, expenses and damages (other than loss of profits) (including, but not limited to, any and all reasonable investigative, legal and other expenses incurred in connection with, and any and all amounts paid in settlement (in accordance with Section 9(c)) of, any action, suit or proceeding between any of the indemnified parties and any indemnifying parties or between any indemnified party and any third party, or otherwise, or any claim asserted), as and when incurred, to which Cowen, or any such person, may become subject under Canadian Securities Laws, the Securities Act, the Exchange Act or other federal, provincial or state statutory law or regulation, at common law or otherwise, insofar as such losses, claims, liabilities, expenses or damages arise out of or are based, directly or indirectly, on (w) any untrue statement or alleged untrue statement of a material fact contained in the Canadian Base Prospectus, the Registration Statement or any Prospectus or any amendment or supplement to the Canadian Base Prospectus, the Registration Statement or any Prospectus or in any free writing prospectus or in any application or other document executed by or on behalf of the Company or based on written information furnished by or on behalf of the Company filed in any jurisdiction in order to qualify the Common Shares under the securities laws thereof or filed with Canadian Regulatory Authorities or the Commission, (x) the omission or alleged omission to state in any such document a material fact required to be stated in it or necessary to make the statements in it not misleading, (y) the failure of the Canadian Base Prospectus or the Canadian Prospectus or any amendment or supplement to the Canadian Base Prospectus or the Canadian Prospectus to contain full, true and plain disclosure of all material facts relating to the Common Shares and to the Company or (z) any breach by any of the indemnifying parties of any of their respective representations, warranties and agreements contained in this Agreement; provided, however, that this indemnity agreement shall not apply to the extent that such loss, claim, liability, expense or damage arises from the sale of the Placement Shares pursuant to this Agreement and is caused directly or indirectly by an untrue statement or omission made in reliance upon and in conformity with written information relating to Cowen and furnished to the Company by Cowen expressly for inclusion in any document as described in clause (w) of this Section 9(a). This indemnity agreement will be in addition to any liability that the Company might otherwise have.

(b)        Cowen Indemnification. Cowen agrees to indemnify and hold harmless the Company and its directors and each officer of the Company that signed the Canadian Base Prospectus and the Registration Statement, and each person, if any, who (i) controls the Company within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act or (ii) is controlled by or is under common control with the Company (a “Company Affiliate”) against any and all loss, liability, claim, damage and expense described in the indemnity contained in Section 9(a), as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Canadian Base Prospectus (or any amendments thereto), the Registration Statement (or any amendments thereto) or any Prospectus (or any amendment or supplement thereto) in reliance upon and in conformity with written information relating to Cowen and furnished to the Company by Cowen expressly for inclusion in any document as described in clause (x) of Section 9(a).

(c)        Procedure. Any party that proposes to assert the right to be indemnified under this Section 9 will, promptly after receipt of notice of commencement of any action against such party in respect of which a claim is to be made against an indemnifying party or parties under this Section 9, notify each such indemnifying party of the commencement of such action, enclosing a copy of all papers served, but the omission so to notify such indemnifying party will not relieve the indemnifying party from (i) any liability that it might have to any indemnified party otherwise than under this Section 9 and (ii) any liability that it may have to any indemnified party under the foregoing provision of this Section 9 unless, and only to the extent that, such omission results in the forfeiture of substantive rights or defenses by the indemnifying party. If any such action is brought against any indemnified party and it notifies the indemnifying party of its commencement, the indemnifying party will be entitled to participate in and, to the extent that it elects by delivering written notice to the indemnified party promptly after receiving notice of the commencement of the action from the indemnified party, jointly with any other indemnifying party similarly notified, to assume the defense of the action, with counsel reasonably satisfactory to the indemnified party, and after notice from the indemnifying party to the indemnified party of its election to assume the defense, the indemnifying party will not be liable to the indemnified party for any legal or other expenses except as provided below and except for the reasonable costs of investigation subsequently incurred by the indemnified party in connection with the defense. The indemnified party will have the right to employ its own counsel in any such action, but the fees, expenses and other charges of such counsel will be at the expense of such indemnified party unless (1) the employment of counsel by the indemnified party has been authorized in writing by the indemnifying party, (2) the indemnified party has reasonably concluded (based on advice of counsel) that there may be legal defenses available to it or other indemnified parties that are different from or in addition to those available to the indemnifying party, (3) a conflict or potential conflict exists (based on advice of counsel to the indemnified party) between the indemnified party and the indemnifying party (in which case the indemnifying party will not have the right to direct the defense of such action on behalf of the indemnified party) or (4) the indemnifying party has not in fact employed counsel to assume the defense of such action within a reasonable time after receiving notice of the commencement of the action, in each of which cases the reasonable fees, disbursements and other charges of counsel will be at the expense of the indemnifying party or parties. It is understood that the indemnifying party or parties shall not, in connection with any proceeding or related proceedings in the same jurisdiction, be liable for the reasonable fees, disbursements and other charges of more than one separate firm admitted to practice in such jurisdiction at any one time for all such indemnified party or parties. All such fees, disbursements and other charges will be reimbursed by the indemnifying party promptly as they are incurred. An indemnifying party will not, in any event, be liable for any settlement of any action or claim effected without its written consent. No indemnifying party shall, without the prior written consent of each indemnified party, settle or compromise or consent to the entry of any judgment in any pending or threatened claim, action or proceeding relating to the matters contemplated by this Section 9 (whether or not any indemnified party is a party thereto), unless such settlement, compromise or consent includes an unconditional release of each indemnified party from all liability arising or that may arise out of such claim, action or proceeding.

(d)        Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in the foregoing paragraphs of this Section 9 is applicable in accordance with its terms but for any reason is held to be unavailable from the Company or Cowen, the Company and Cowen will contribute to the total losses, claims, liabilities, expenses and damages (including any investigative, legal and other expenses reasonably incurred in connection with, and any amount paid in settlement of, any action, suit or proceeding or any claim asserted, but after deducting any contribution received by the Company from persons other than Cowen, such as persons who control the Company within the meaning of the Securities Act, officers of the Company who signed the Canadian Base Prospectus and the Registration Statement and directors of the Company, who also may be liable for contribution) to which the Company and Cowen may be subject in such proportion as shall be appropriate to reflect the relative benefits received by the Company on the one hand and Cowen on the other. The relative benefits received by the Company on the one hand and Cowen on the other hand shall be deemed to be in the same proportion as the total Net Proceeds from the sale of the Placement Shares (before deducting expenses) received by the Company bear to the total compensation received by Cowen from the sale of Placement Shares on behalf of the Company. If, but only if, the allocation provided by the foregoing sentence is not permitted by applicable law, the allocation of contribution shall be made in such proportion as is appropriate to reflect not only the relative benefits referred to in the foregoing sentence but also the relative fault of the Company, on the one hand, and Cowen, on the other, with respect to the statements or omission that resulted in such loss, claim, liability, expense or damage, or action in respect thereof, as well as any other relevant equitable considerations with respect to such offering. Such relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the Company or Cowen, the intent of the parties and their relative knowledge, access to information and opportunity to correct or prevent such statement or omission. The Company and Cowen agree that it would not be just and equitable if contributions pursuant to this Section 9(d) were to be determined by pro rata allocation or by any other method of allocation that does not take into account the equitable considerations referred to herein. The amount paid or payable by an indemnified party as a result of the loss, claim, liability, expense, or damage, or action in respect thereof, referred to above in this Section 9(d) shall be deemed to include, for the purpose of this Section 9(d), any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim to the extent consistent with Section 9(c) hereof. Notwithstanding the foregoing provisions of this Section 9(d), Cowen shall not be required to contribute any amount in excess of the commissions received by it under this Agreement and no person found guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation. For purposes of this Section 9(d), any person who controls a party to this Agreement within the meaning of the Securities Act, and any officers, directors, partners, employees or agents of Cowen, will have the same rights to contribution as that party, and each officer of the Company who signed the Canadian Base Prospectus or the Registration Statement will have the same rights to contribution as the Company, subject in each case to the provisions hereof. Any party entitled to contribution, promptly after receipt of notice of commencement of any action against such party in respect of which a claim for contribution may be made under this Section 9(d), will notify any such party or parties from whom contribution may be sought, but the omission to so notify will not relieve that party or parties from whom contribution may be sought from any other obligation it or they may have under this Section 9(d) except to the extent that the failure to so notify such other party materially prejudiced the substantive rights or defenses of the party from whom contribution is sought. Except for a settlement entered into pursuant to the last sentence of Section 9(c) hereof, no party will be liable for contribution with respect to any action or claim settled without its written consent if such consent is required pursuant to Section 9(c) hereof.

10.        Representations and Agreements to Survive Delivery. The indemnity and contribution agreements contained in Section 9 of this Agreement and all representations and warranties of the Company herein or in certificates delivered pursuant hereto shall survive, as of their respective dates, regardless of (i) any investigation made by or on behalf of Cowen, any controlling persons, or the Company (or any of their respective officers, directors or controlling persons), (ii) delivery and acceptance of the Placement Shares and payment therefor or (iii) any termination of this Agreement.

11.        Termination.

(a)        Cowen shall have the right by giving notice as hereinafter specified at any time to terminate this Agreement if (i) any Material Adverse Change, or any development that could reasonably be expected to result in a Material Adverse Change has occurred that, in the reasonable judgment of Cowen, may materially impair the ability of Cowen to sell the Placement Shares hereunder, (ii) the Company shall have failed, refused or been unable to perform any agreement on its part to be performed hereunder; provided, however, in the case of any failure of the Company to deliver (or cause another person to deliver) any certification, opinion, or letter required under Sections 7(o), 7(p), 7(q) or 7(r), Cowen’s right to terminate shall not arise unless such failure to deliver (or cause to be delivered) continues for more than thirty (30) days from the date such delivery was required, (iii) any other condition of Cowen’s obligations hereunder is not fulfilled or (iv) any suspension or limitation of trading in the Common Shares or in securities generally on the TSX or the NYSE MKT shall have occurred. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(i) (Expenses), Section 9 (Indemnification and Contribution), Section 10 (Representations and Agreements to Survive Delivery), Section 16 (Applicable Law; Consent to Jurisdiction) and Section 17 (Waiver of Jury Trial) hereof shall remain in full force and effect notwithstanding such termination. If Cowen elects to terminate this Agreement as provided in this Section 11(a), Cowen shall provide the required notice as specified in Section 12 (Notices).

(b)        The Company shall have the right, by giving ten (10) days notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(i), Section 9, Section 10, Section 16 and Section 17 hereof shall remain in full force and effect notwithstanding such termination.

(c)        Cowen shall have the right, by giving ten (10) days notice as hereinafter specified to terminate this Agreement in its sole discretion at any time after the date of this Agreement. Any such termination shall be without liability of any party to any other party except that the provisions of Section 7(i), Section 9, Section 10, Section 16 and Section 17 hereof shall remain in full force and effect notwithstanding such termination.

(d)        Unless earlier terminated pursuant to this Section 11, this Agreement shall automatically terminate upon the earlier of (i) October 11, 2015 and (ii) the issuance and sale of all of the Placement Shares through Cowen on the terms and subject to the conditions set forth herein; provided that the provisions of Section 7(i), Section 9, Section 10, Section 16 and Section 17 hereof shall remain in full force and effect notwithstanding such termination.

(e)        This Agreement shall remain in full force and effect unless terminated pursuant to Sections 11(a), (b), (c), or (d) above or otherwise by mutual agreement of the parties; provided, however, that any such termination by mutual agreement shall in all cases be deemed to provide that Section 7(i), Section 9, Section 10, Section 16 and Section 17 shall remain in full force and effect.

(f)         Any termination of this Agreement shall be effective on the date specified in such notice of termination; provided, however, that such termination shall not be effective until the close of business on the date of receipt of such notice by Cowen or the Company, as the case may be. If such termination shall occur prior to the Settlement Date for any sale of Placement Shares, such Placement Shares shall settle in accordance with the provisions of this Agreement.

12.        Notices. All notices or other communications required or permitted to be given by any party to any other party pursuant to the terms of this Agreement shall be in writing, unless otherwise specified in this Agreement, and if sent to Cowen, shall be delivered to Cowen at Cowen and Company, LLC, 599 Lexington Avenue, New York, NY 10022, fax no. 646-562-1124, Attention: General Counsel; or if sent to the Company, shall be delivered to Avalon Rare Metals Inc. fax no. 416-364-5162, Attention: Chief Financial Officer and confirmed to it at 130 Adelaide Street West, Suite 1901, Toronto, Ontario, Canada M5H 3P5, Attention: R. James Andersen, Chief Financial Officer. Each party to this Agreement may change such address for notices by sending to the parties to this Agreement written notice of a new address for such purpose. Each such notice or other communication shall be deemed given (i) when delivered personally or by verifiable facsimile transmission (with an original to follow) on or before 4:30 p.m., New York City time, on a Business Day (as defined below), or, if such day is not a Business Day, on the next succeeding Business Day, (ii) on the next Business Day after timely delivery to a nationally-recognized overnight courier and (iii) on the Business Day actually received if deposited in the mail (certified or registered mail, return receipt requested, postage prepaid). For purposes of this Agreement, “Business Day” shall mean any day on which the NYSE MKT and commercial banks in the City of New York and the City of Toronto are open for business.

13.        Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the Company and Cowen and their respective successors and the affiliates, controlling persons, officers and directors referred to in Section 9 hereof. References to any of the parties contained in this Agreement shall be deemed to include the successors and permitted assigns of such party. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and permitted assigns any rights, remedies, obligations or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Neither party may assign its rights or obligations under this Agreement without the prior written consent of the other party; provided, however, that Cowen may assign its rights and obligations hereunder to an affiliate of Cowen without obtaining the Company’s consent.

14.        Adjustments for Share Splits. The parties acknowledge and agree that all share-related numbers contained in this Agreement shall be adjusted to take into account any share split, share dividend or similar event effected with respect to the Common Shares.

15.        Entire Agreement; Amendment; Severability. This Agreement (including all schedules and exhibits attached hereto and Placement Notices issued pursuant hereto) constitutes the entire agreement and supersedes all other prior and contemporaneous agreements and undertakings, both written and oral, among the parties hereto with regard to the subject matter hereof. Neither this Agreement nor any term hereof may be amended except pursuant to a written instrument executed by the Company and Cowen. In the event that any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable as written by a court of competent jurisdiction, then such provision shall be given full force and effect to the fullest possible extent that it is valid, legal and enforceable, and the remainder of the terms and provisions herein shall be construed as if such invalid, illegal or unenforceable term or provision was not contained herein, but only to the extent that giving effect to such provision and the remainder of the terms and provisions hereof shall be in accordance with the intent of the parties as reflected in this Agreement.

16.        Applicable Law; Consent to Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York without regard to the principles of conflicts of laws. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the state and federal courts sitting in the City of New York, borough of Manhattan, for the adjudication of any dispute hereunder or in connection with any transaction contemplated hereby, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. By the execution and delivery of this Agreement, the Company acknowledges that it has, by separate written instrument, irrevocably designated and appointed National Registered Agents, Inc. at 111 Eighth Avenue 1300 East 9th Street, New York, NY 10011 (together with any successor, the "Agent for Service") as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to this Agreement that may be instituted in any state or federal court sitting in the City of New York, borough of Manhattan, or brought under federal or state securities laws, and acknowledges that the Agent for Service has accepted such designation. The Company further agrees to take any and all action, including the execution and filing of any and all such documents and instruments, as may be necessary to continue such designation and appointment of the Agent for Service in full force and effect so long as any of the Common Shares shall be outstanding. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof (certified or registered mail, return receipt requested) to such party at the address in effect for notices to it under this Agreement (or, in the case of the Company, to the Agent for Service) and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law.

17.        Waiver of Jury Trial. The Company and Cowen each hereby irrevocably waives any right it may have to a trial by jury in respect of any claim based upon or arising out of this Agreement or any transaction contemplated hereby.

18.        Absence of Fiduciary Relationship. The Company acknowledges and agrees that:

(a)        Cowen has been retained solely to act as sales agent in connection with the sale of the Common Shares and that no fiduciary, advisory or agency relationship between the Company and Cowen has been created in respect of any of the transactions contemplated by this Agreement, irrespective of whether Cowen has advised or is advising the Company on other matters;

(b)        the Company is capable of evaluating and understanding and understands and accepts the terms, risks and conditions of the transactions contemplated by this Agreement;

(c)        the Company has been advised that Cowen and its affiliates are engaged in a broad range of transactions which may involve interests that differ from those of the Company and that Cowen has no obligation to disclose such interests and transactions to the Company by virtue of any fiduciary, advisory or agency relationship; and

(d)        the Company waives, to the fullest extent permitted by law, any claims it may have against Cowen, for breach of fiduciary duty or alleged breach of fiduciary duty and agrees that Cowen shall have no liability (whether direct or indirect) to the Company in respect of such a fiduciary claim or to any person asserting a fiduciary duty claim on behalf of or in right of the Company, including shareholders, partners, employees or creditors of the Company.

19.        Judgment Currency. In respect of any judgment or order given or made for any amount due hereunder that is expressed and paid in a currency (the "Judgment Currency") other than United States dollars, the Company will indemnify Cowen against any loss incurred by Cowen as a result of any variation as between (i) the rate of exchange at which the United States dollar amount is converted into the judgment currency for the purpose of such judgment or order and (ii) the rate of exchange at which Cowen is able to purchase United States dollars with the amount of judgment currency actually received by Cowen. If the United States dollars so purchased are greater than the sum originally due to Cowen hereunder, Cowen agrees to pay to the Company an amount equal to the excess of the United States dollars purchased over the sum originally due to Cowen. The foregoing indemnity shall constitute a separate and independent obligation of the parties hereto and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. The term "rate of exchange" shall include any premiums and costs of exchange payable in connection with the purchase of or conversion into United States dollars.

20.        Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Delivery of an executed Agreement by one party to the other may be made by facsimile transmission.

21.        Definitions. As used in this Agreement, the following term has the meaning set forth below:

(a)        “Applicable Time” means the date of this Agreement, each Representation Date, the date on which a Placement Notice is given, and any date on which Placement Shares are sold hereunder; and

(b)        "Nechalacho Rare Earth Elements Project" means the Company's rare metals property located at Thor Lake in the Northwest Territories, Canada.

[Remainder of Page Intentionally Blank]

If the foregoing correctly sets forth the understanding between the Company and Cowen, please so indicate in the space provided below for that purpose, whereupon this letter shall constitute a binding agreement between the Company and Cowen.

Very truly yours,

COWEN AND COMPANY, LLC

By:	/s/ Kevin J. Raidy
	Name:	Kevin J. Raidy
	Title:	Managing Director

ACCEPTED as of the date
first-above written:

AVALON RARE METALS INC.

By:	/s/ Jim Andersen
Name:	Jim Andersen
Title:	Chief Financial Officer

SCHEDULE 1

form of PLACEMENT NOTICE

From:	[ ]
Cc:	[ ]
To:	[ ]
Subject:	Cowen at the Market Offering—Placement Notice

Gentlemen:

Pursuant to the terms and subject to the conditions contained in the Cowen at the Market Offering Sales Agreement between Avalon Rare Metals Inc. (the “Company”), and Cowen and Company, LLC (“Cowen”) dated September 24, 2013 (the “Agreement”), I hereby request on behalf of the Company that Cowen sell up to [     ] of the Company’s common shares, no par value, at a minimum market price of US$[    ] per share. Sales should begin on the date of this Notice and shall continue until [DATE] [all shares are sold].

SCHEDULE 2

SCHEDULE 3

Compensation

Cowen shall be paid compensation equal to 3.0% of the gross proceeds from the sales of Common Shares pursuant to the terms of this Agreement.

Exhibit 7(p)(i)

Matters to be covered by initial OPINION OF

DORSEY & WHITNEY LLP

(a)          The Registration Statement has become effective under the Securities Act; the Form F-X was filed with the Commission prior to the effectiveness of the Registration Statement; the filing of the U.S. Prospectus and any supplement thereto has been made in the manner and within the time period required by General Instruction II.L of Form F-10; to the knowledge of such counsel, no stop order suspending the effectiveness of the Registration Statement or any notice objecting to its use has been issued, no proceedings for that purpose have been instituted or threatened.

(b)          The Registration Statement, at the time it became effective, and the U.S. Prospectus, as of the date of its filing with the Commission and as of the date hereof (in each case, other than the financial statements and other financial information contained therein, as to which such counsel need express no opinion), complied as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder.

(c)          The Form F-X, as of the date of its filing with the Commission, complied as to form in all material respects with the requirements of the Securities Act and the rules and regulations promulgated thereunder.

(d)          The Common Shares to be issued and sold by the Company pursuant to the Sales Agreement are duly listed, and admitted and authorized for trading, subject to official notice of issuance, on the NYSE MKT.

(e)          The statements included in the U.S. Prospectus under the headings "Certain U.S. Federal Income Tax Considerations" and "Plan of Distribution" fairly summarize in all material respects the matters therein described, subject to the qualifications contained therein.

(f)          Assuming due authorization, execution and delivery of the Sales Agreement under the laws of the Province of Ontario and the federal laws of Canada applicable therein, the Sales Agreement (to the extent that execution and delivery are governed by the laws of the State of New York) has been duly executed and delivered by the Company.

(g)          Under the laws of the State of New York relating to submission of personal jurisdiction, the Company has, pursuant to Section 16 of the Sales Agreement, validly (i) submitted to the non-exclusive jurisdiction of any state and federal courts sitting in the City of New York, borough of Manhattan, in any action based on or under the Sales Agreement and (ii) appointed National Registered Agents, Inc. as its authorized agent for the purposes described in Section 16 of the Sales Agreement.

(h)          The Company is not and, after giving effect to the offering and sale of the Common Shares and the application of the proceeds thereof as described in the U.S. Prospectus, will not be an "investment company" as defined in the Investment Company Act.

(i)          No consent, approval, authorization, filing with or order of any U.S. federal or State of New York court or governmental agency or body is required in connection with the completion by the Company of the transactions contemplated by the Sales Agreement, except such as have been obtained under the Securities Act and such as may be required under the blue sky laws of any jurisdiction in connection with the distribution of the Common Shares by Cowen in the manner contemplated in the Sales Agreement and the U.S. Prospectus.

(j)          Neither the issue and sale of the Common Shares nor the consummation of any other of the transactions contemplated by the Sales Agreement nor the fulfillment of the terms of the Sales Agreement will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to any U.S. statute, law, rule, regulation, judgment, order or decree applicable to the Company of any U.S. court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its properties.

(k)          To such counsel's knowledge, no holders of securities of the Company have rights to the registration of such securities under the Registration Statement.

          In rendering such opinion, such counsel may rely as to matters of fact, to the extent they deem proper, on certificates of responsible officers of the Company and public officials. In addition to rendering the opinions set forth above, such counsel shall also include a statement to the effect that such counsel has participated in the preparation of the Registration Statement and the U.S. Prospectus and in conferences with officers and other representatives of the Company, Canadian counsel for the Company, representatives of the independent accountants for the Company, counsel for Cowen and representatives of Cowen at which the contents of the Registration Statement and the U.S. Prospectus and related matters were discussed and although such counsel has not independently verified, and (except as to those matters and to the extent set forth in the opinions referred to in clause (e) above) is not passing upon and does not assume any responsibility for, the factual accuracy, completeness or fairness of the statements contained in the Registration Statement and the U.S. Prospectus, on the basis of such participation, no facts have come to such counsel’s attention which have caused such counsel to believe that (i) the Registration Statement, at the time such Registration Statement became effective and as of the date hereof, contained or contains any untrue statement of a material fact or omitted or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading or (ii) the U.S. Prospectus, as of its date and as of the date hereof, included or includes an untrue statement of a material fact or omitted or omits to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading (in each case, other than the financial statements and other financial or statistical information, and the information derived from the reports of or attributed to persons named in the U.S. Prospectus under the heading "Interest of Experts", included or incorporated by reference therein, as to which such counsel need express no belief).

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Exhibit 7(p)(ii)

Matters to be covered by initial OPINION OF

Cassels Brock & Blackwell LLP

(a)          The Company has been continued and is validly existing as a corporation in good standing under the laws of Canada, with all necessary corporate power and authority to own or lease, as the case may be, and to operate its properties and conduct its business as described in the Canadian Prospectus.

(b)          The Company has all necessary corporate power and capacity to execute and deliver the Sales Agreement and perform its obligations thereunder and to issue and sell the Common Shares.

(c)          The Company’s authorized capital is as set forth in the Canadian Prospectus; the authorized capital of the Company conforms to the description thereof contained in the Canadian Prospectus; the Common Shares have been duly and validly authorized, and, when issued and delivered to and paid for by Cowen pursuant to the Sales Agreement, will be fully paid and non-assessable; subject only to the standard listing conditions, the Common Shares have been conditionally listed or approved for listing on the TSX; the form and terms of the certificates representing the Common Shares have been approved by the directors of the Company and comply in all material respects with the requirements of the Canada Business Corporations Act, the articles and by-laws of the Company and the rules of the TSX.

(d)          To the knowledge of such counsel, there is no pending or threatened action, suit or proceeding by or before any court or governmental agency, authority or body or any arbitrator in the Province of Ontario involving the Company or its property, of a character required to be disclosed in the Canadian Prospectus which is not adequately disclosed therein.

(e)          The statements included in the Canadian Prospectus under the headings “Canadian Federal Income Tax Considerations” and “Statutory Rights of Withdrawal and Rescission” and in the Registration Statement under “Part II – Information not Required to be Delivered to Offerees or Purchasers – Indemnification of Directors and Officers”, insofar as such statements constitute a description of the laws or regulations applicable in the Province of Ontario or the federal laws of Canada applicable therein or summaries of legal matters under such laws or regulations, or legal conclusions with respect thereto, fairly summarize in all material respects the matters therein described.

(f)          A Receipt has been obtained in respect of the Canadian Base Prospectus from the Reviewing Authority; to the knowledge of such counsel, no order suspending the distribution of the Common Shares has been issued by the Reviewing Authority; and the Canadian Base Prospectus and the Canadian Prospectus Supplement (other than financial statements or other financial information contained therein, as to which such counsel need express no opinion) comply as to form in all material respects with the applicable requirements of the Canadian Securities Laws.

(g)          The Sales Agreement has been duly authorized, executed and delivered (as a matter of corporate law) by the Company.

(h)          Neither the issue and sale of the Common Shares nor the consummation of any other of the transactions contemplated by the Sales Agreement nor the fulfillment of the terms of the Sales Agreement will conflict with, result in a breach or violation of, or imposition of any lien, charge or encumbrance upon any property or assets of the Company pursuant to (i) the constating documents of the Company, or (ii) any statute, law, rule, regulation, judgment, order or decree applicable to the Company of any federal court, regulatory body, administrative agency, governmental body, arbitrator or other authority having jurisdiction over the Company or any of its properties or of any court, regulatory body, administrative agency, governmental body, arbitrator or other authority in the Province of Ontario having jurisdiction over the Company or any of its properties.

(i)          To the knowledge of such counsel, no holders of securities of the Company have rights to the qualification of such securities under the Canadian Base Prospectus or the Canadian Prospectus.

(j)          The Company is a “reporting issuer” under the securities legislation of the Province of Ontario and is not on the list of defaulting issuers maintained thereunder.

(k)          A court of competent jurisdiction in the Province of Ontario (an “Ontario Court”) would give effect to the choice of the law of the State of New York (“New York law”) as the governing law of contract claims under the Sales Agreement, provided that such choice of law is bona fide (in the sense that it was not made with a view to avoiding the consequences of the laws of any other jurisdiction) and provided that such choice of law is not contrary to public policy, as that term as is understood under the laws of the Province of Ontario and the laws of Canada applicable therein (“Public Policy”). Such counsel has no reason to believe that the choice of New York law to govern the Sales Agreement (except as to provisions in the Sales Agreement providing for indemnity or contribution, as to which such counsel need express no opinion) is not bona fide or would be contrary to Public Policy.

(l)          In an action on a final and conclusive judgment in personam of any federal or state court in the State of New York (a “New York Court”) that is not impeachable as void or voidable under New York law, an Ontario Court would give effect to the appointment by the Company of National Registered Agents, Inc. as its agent to receive service of process in the United States of America under the Sales Agreement and to the provisions in the Sales Agreement whereby the Company submits to the non-exclusive jurisdiction of a New York Court.

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(m)          If the Sales Agreement is sought to be enforced in the Province of Ontario in accordance with the laws applicable thereto as chosen by the parties, namely New York law, an Ontario Court would, subject to paragraph (j) above, recognize the choice of New York law and, upon appropriate evidence as to such law being adduced, apply such law with respect to those matters which under the laws of the Province of Ontario are to be determined by the proper law of the Sales Agreement (and in particular, but without limitation, not with respect to matters of procedure), provided that none of the provisions of the Sales Agreement, or of applicable New York law, is contrary to Public Policy and that those laws are not foreign revenue, expropriatory or penal laws; provided, however, that, in matters of procedure, the laws of the Province of Ontario will be applied, and an Ontario Court will retain discretion to decline to hear such action if it is contrary to Public Policy for it to do so, or if it is not the proper forum to hear such an action, or if concurrent proceedings are being brought elsewhere and an Ontario Court may not enforce an obligation enforceable under New York law where performance of the obligation would be illegal by the law of the place of performance.

(n)          The laws of the Province of Ontario and the laws of Canada applicable therein permit an action to be brought in an Ontario Court on a final and conclusive judgment in personam of a New York Court that is subsisting and unsatisfied respecting the enforcement of the Sales Agreement that is not impeachable as void or voidable under New York law for a sum certain if: (i) the court rendering such judgment had jurisdiction, as determined under the laws of the Province of Ontario, over the judgment debtor and the subject matter of the action; (ii) such judgment was not obtained by fraud or in a manner contrary to natural justice and the enforcement thereof would not be inconsistent with Public Policy or contrary to any order made by the Attorney-General of Canada under the Foreign Extraterritorial Measures Act (Canada) or the Competition Tribunal under the Competition Act (Canada); (iii) the enforcement of such judgment does not constitute, directly or indirectly, the enforcement of foreign revenue, expropriatory or penal laws; (iv) the action to enforce such judgment is commenced in compliance with the Limitations Act (Ontario); (v) in the case of a judgment obtained by default, there has been no manifest error in the granting of such judgment; and (vi) no new admissible evidence, right or defense relevant to the action is discovered prior to the rendering of judgment by an Ontario Court. Under the Currency Act (Canada), an Ontario Court may only give judgment in Canadian dollars.

(o)          No stamp or other issuance or transfer taxes or duties or withholding taxes are payable by or on behalf of Cowen to the Government of Canada or the Government of Ontario or any political subdivision thereof or any authority or agency thereof or therein having power to tax in connection with the issue, sale and delivery of the Common Shares by the Company pursuant to the Sales Agreement.

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Exhibit 7(o)

OFFICER CERTIFICATE

The undersigned, the duly qualified and elected [_______________________], of Avalon Rare Metals Inc., a corporation existing under the laws of Canada (the "Company"), does hereby certify in such capacity and on behalf of the Company, pursuant to Section 7(o) of the Sales Agreement dated September 24, 2013 (the “Sales Agreement”) between the Company and Cowen and Company, LLC, that to the best of the knowledge of the undersigned.

(i)          the representations and warranties of the Company in Section 6 of the Sales Agreement are true and correct on and as of the date hereof with the same force and effect as if expressly made on and as of the date hereof, except for those representations and warranties that speak solely as of a specific date and which were true and correct as of such date; and

(ii)         the Company has complied with all agreements and satisfied all conditions on its part to be performed or satisfied pursuant to the Sales Agreement at or prior to the date hereof.

By:
Name:
Title:

Date: